Exhibit 99.1

TD Announces Dividend Rates on Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 1 (NVCC) and Non-Cumulative Floating Rate Preferred Shares Series 2 (NVCC)

TORONTO - October 1, 2019 - The Toronto-Dominion Bank (“TD Bank Group” or “TD”) announced today the applicable dividend rates for its Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 1 (Non-Viability Contingent Capital (NVCC)) (the “Series 1 Shares”) and Non-Cumulative Floating Rate Preferred Shares, Series 2 (NVCC) (the “Series 2 Shares”).

With respect to any Series 1 Shares that remain outstanding after October 31, 2019, holders of the Series 1 Shares will be entitled to receive quarterly fixed non-cumulative preferential cash dividends, as and when declared by the Board of Directors of TD, subject to the provisions of the Bank Act (Canada).  The dividend rate for the 5-year period from and including October 31, 2019 to but excluding October 31, 2024 will be 3.662%, being equal to the 5-Year Government of Canada bond yield determined as at October 1, 2019 plus 2.24%, as determined in accordance with the terms of the Series 1 Shares.

With respect to any Series 2 Shares that may be issued on October 31, 2019, holders of the Series 2 Shares will be entitled to receive quarterly floating rate non-cumulative preferential cash dividends, calculated on the basis of the actual number of days elapsed in such quarterly period divided by 365, as and when declared by the Board of Directors of TD, subject to the provisions of the Bank Act (Canada). The dividend rate for the floating rate period from and including October 31, 2019 to but excluding January 31, 2020, will be 3.864%, being equal to the 90-day Government of Canada Treasury Bill yield determined as of October 1, 2019 plus 2.24%, as determined in accordance with the terms of the Series 2 Shares.

Beneficial owners of Series 1 Shares who wish to exercise their conversion right should communicate as soon as possible with their broker or other nominee to obtain instructions for exercising such right on or prior to the deadline for exercise, which is 5:00 p.m. (Toronto time) on October 16, 2019.

Inquiries should be directed to TD’s Registrar and Transfer Agent, AST Trust Company (Canada), at 1-800-387-0825 (or in Toronto 416-682-3860).

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the fifth largest bank in North America by branches and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 13 million active online and mobile customers. TD had CDN$1.4 trillion in assets on July 31, 2019. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.